Exhibit 99.1

China Rapid Finance Reports Unaudited Fourth Quarter and Full Year 2017 Results

--Achieved Q4 Non-GAAP Profitability Before Income Tax Expense--
--Strong Operating Cash Flow for Last Two Quarters—
--Cash Balance Increased Since the IPO to $94.9 million as of 12/31--

SHANGHAI, April 3, 2018 /PRNewswire/ -- China Rapid Finance Limited ("China Rapid Finance" or the "Company") (NYSE: XRF), operator of one of China's largest consumer lending marketplaces, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter 2017 Highlights:

•	Positive operating cash flow of $15.8 million
•	Total gross billings up 186% year-over-year
•	Facilitated 6.2 million loans with total loan volume of $1.03 billion
•	Added 627 thousand new borrowers, up 17% from the end of Q3 2017
•	Added approximately 10 thousand new investors to reach over 23 thousand investors
•	GAAP net loss of $3.9 million
•	Non-GAAP adjusted profit before income tax expense of $1.1 million

Full Year 2017 Highlights:

•	Year-end cash balance of $94.9 million, up from $74 million immediately after the IPO
•	Total gross billings up 102%
•	Added 2.9 million new borrowers, up 202% from the end of 2016
•	Facilitated over 23 million loans with total loan volume of $3.3 billion

Dr. Zane Wang, Chief Executive Officer, Founder and Chairman of the Company, commented: "We finished 2017 on a strong note, surpassing our fourth quarter targets on all key operating metrics and achieving profitability on a non-GAAP basis.  Solid operating cash flow in the last two quarters propelled us to finish the year with $95 million of cash.

"Moreover, our borrower base continues to perform as predicted, validating our customer acquisition strategy. Repeat borrowing rates reached 76% and we cut time to break-even by half.  Excellent individual loan performance, with a loss ratio of 3.7%, offered further evidence of the predictive power of our proprietary borrower evaluation tools.  Investor confidence remains high, demonstrated by the approximately 10,000 new investors we added in the quarter.  With an active borrower base, growing investor population and strong balance sheet, CRF has a firm foundation to support high quality growth in 2018 and beyond."

Commenting on the regulatory environment, Dr. Wang added: "We fully support the efforts of regulators to ensure a fair industry environment.  We will continue to work closely with industry regulators to ensure our practices are in full compliance with all relevant regulations.  We believe that the new emerging regulatory framework is positive for our industry, and will result in consolidation that benefits the highest quality providers, including our platform.  As an industry leader, we aim to be a model for the ethical, fair and lawful operation of a financial services business that can benefit hundreds of millions of borrowers and investors while at the same time generating strong returns for shareholders."

Fourth Quarter Operating Highlights

During the fourth quarter, the Company continued to deliver against key performance indicators, despite increased uncertainty around changes in the regulatory environment.

•	Number of loans facilitated totaled 6.2 million, up 147% y/y.
•	New borrowers added were 627 thousand, up 15% y/y. At year end, the Company had 4.3 million unique borrowers on the platform.
•	New investors added were approximately 10 thousand. At year end, the Company had over 23 thousand unique investors.
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Total loan volume increased 196% y/y to $1.03 billion, the second quarter in which the Company achieved over $1.0 billion in loan volume.  Consumption loans increased by 279% y/y to $900.3 million, while lifestyle loans grew 16% y/y to $127.3 million.

	For the Three Months Ended
	December 31, 2016	September 30, 2017	December 31, 2017	YoY
Number of loans facilitated ('000)
Consumption loans	2,522	7,014	6,235	147%
Lifestyle loans	10	11	11	10%
Total	2,532	7,025	6,246	147%
Number of new borrowers ('000)
Consumption loans	534	921	617	16%
Lifestyle loans	9	10	10	11%
Total	543	931	627	15%

Repeat borrower rate[1]	67%	75%	76%	1%

Loan volume (in US$ millions)
Consumption loans	237.6	908.0	900.3	279%
Lifestyle loans	109.6	122.3	127.3	16%
Total	347.2	1,030.3	1,027.6	196%

Fourth quarter KPI performance reinforced the effectiveness of the Company's business model, as evidenced in the continued stability of long-term trends.

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Cohort borrowing growth is stable.  All cohort groups increased their cumulative loan volume per borrower, with no signs of slowing.  Notably, the most seasoned cohort (33 months on the platform) continued to grow at a steady pace.  The stability of growth demonstrates the value of established long-term relationships with borrowers and the stickiness of our platform.
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Average loan size and term is growing.  In the fourth quarter of 2017, the average loan size per borrower in the Q1 2016 cohort increased to $326 in their 21st month from approximately $75 in their first month.  This trend is driven by the growing credit needs of the borrowers as their income grows, combined with the reduced credit risk associated with seasoning.  As a borrower establishes a credit history, we deploy our proprietary Automated Decisioning Technology to gather and synthesize more behavioral data, using it to manage and adjust the borrower's credit line.  This enables better predictive power of future borrower behavior, resulting in the ability to offer multiple and larger loans over time.

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Average cost to borrower is declining.  Although the average origination fee payable by the borrower increases with growth in the size and term of the loan, the reduced default risk means borrowers can qualify for lower interest rates, thus reducing their overall monthly borrowing cost.

•	Consumption loan loss rates are meeting expectations. The annualized loss rate on consumption loans was 3.7% in 2017.

Commenting on KPI performance, Dr. Wang said: "We are using industry-leading technology and our unique low-and-grow approach to create meaningful customer lifetime value.  We believe that our proprietary advanced analytics applied to our massive data set gives us a competitive advantage in identifying and attracting the most qualified borrowers.  Our experience demonstrates that people in the category that we call 'Emerging Middle-class Mobile Active', or EMMAs, have the highest probability of paying back their initial loans and taking out more loans of growing size over time."

Fourth Quarter 2017 Financial Highlights

•	Total gross billings on transaction and service fees[2] grew to $52.7 million, up 186% from $18.5 million in the fourth quarter of 2016.

- Gross billings from consumption loans grew to $37.8 million, up 786% from $4.3 million in the fourth quarter of 2016.

- Gross billings from lifestyle loans grew to $15.0 million, up 5% from $14.2 million in the fourth quarter of 2016.

- Consumption loans accounted for 72% of total gross billings, significantly above the 21% of total in the fourth quarter of 2016.

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Net revenue grew to $34.9 million, up 190% from $12.0 million in the fourth quarter of 2016.  Customer acquisition incentives ("CAI")[3] were $10.7 million, up only 119% from $4.9 million in the fourth quarter of 2016.  The growth of CAI was below that of net revenue, demonstrating the operating expense leverage inherent in a growing borrower base.

Operating Expenses

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Servicing expenses were $3.4 million, down 8% from $3.7 million in the fourth quarter of 2016.  Servicing expenses primarily consist of the cost of employees deployed in the Company's data verification centers, which provide credit assessment and account management services.  Servicing expenses declined mainly due to better operating efficiency, which allowed us to reduce headcount.

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Sales and marketing expenses were $13.7 million, up 48% from $9.3 million in the fourth quarter of 2016.  The increase was primarily due to marketing fees paid to channel partners for the acquisition of 617,000 new consumption loan borrowers.

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General and administrative expenses were $17.4 million, up 80.9% from $9.6 million in the fourth quarter of 2016.  The increase was mainly due to higher variable operating costs for facilitating consumption loans, and higher research and product development expenses.

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Product development expenses [4]  were $4.5 million, up 60% from $2.8 million in the fourth quarter of 2016.  The increase was due principally to increased investment in loan matching and data analytic technologies, as well as the transaction and service platform.  Note that these expenses were previously recorded in general and administrative expenses, but are now broken out to enable a more direct evaluation of the Company's investment in its core technologies.  Comparative numbers were reclassified to conform to this new presentation.

Net Income and Cash Flow

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GAAP net loss was $3.9 million, a reduction in loss of 70% from $13.3 million in the fourth quarter of 2016.  The improvement was primarily driven by a greater number of seasoned borrowers crossing the breakeven threshold.

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Non-GAAP adjusted profit before income tax expense, which excludes share-based compensation and a one-time provision for discretionary payments, was $1.1 million, compared to a loss of $12.8 million in the same period of 2016.

•	GAAP net loss attributable to ordinary shareholders was $3.9 million or $0.06 per share, as compared to a loss of $15.2 million or $0.92 per share in the prior year period.

Balance Sheet

As of December 31, 2017, the Company had cash and equivalents of $94.9 million and restricted cash of $14.7 million.  Operating cash flow was $15.8 million for the fourth quarter of 2017, which compares to negative $8.8 million in the prior year Q4 period and $7.1 million in the previous quarter.  The increase in operating cash flow was mainly due to increased gross billings on transaction and service fees.

Full Year 2017 Financial Highlights

•	Total gross billings on transaction and service fees grew to $137.2 million, up 102% from $67.9 million from 2016, driven by the rapid growth of the consumption loan business.

- Gross billings from consumption loans facilitated grew to $87.4 million, up 795% from $9.8 million in 2016.

- Gross billings from lifestyle loans facilitated was $49.8 million, down 14% from $58.1 million in 2016.

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Net revenue increased by 57% year over year to $87.7 million in 2017 (after netting off customer acquisition incentives of $38.1 million) from $55.9 million (after netting off customer acquisition incentives of $8.4 million) in the prior year.

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Total operating expenses were $124.8 million in 2017, up 40% from 2016. As a percentage of net revenue, the total operating expenses ratio narrowed from 160% in 2016 to 142% in 2017, indicating improved operating efficiency.

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Servicing expenses were $13.7 million in 2017, a 2% reduction over 2016. Servicing expenses primarily consist of employee expenses associated with the Company's data verification centers, which provide credit assessment and account management services. The decrease in servicing expenses was mainly due to the increase in operating efficiency of the data verification centers and reduction in the number of servicing personnel.

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Sales and marketing expenses were $45.3 million in 2017, a 51% increase over the prior year. The increase in sales and marketing expenses was primarily due to the marketing fees paid to channel partners in connection with the acquisition of new consumption loan borrowers in 2017.  Our all-in customer acquisition cost (including sales & marketing and CAI) was $17 per borrower in 2017.

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General and administrative expenses were $54.1 million in 2017, up 47% over 2016. The increase in general and administrative expenses was mainly due to: (1) the increase in variable operating costs in relation to the facilitation of consumption loans, including information security, risk management, gateway payment fees, data analysts, customer service, call centers and other operational personnel; and (2) share-based compensation expenses relating to incentive shares of $2.5 million versus $1.0 million in the prior year.

•	Product development expenses were $11.6 million in 2017, increasing 35% over the prior year.
•	Net loss was $36.6 million in 2017, as compared to a net loss of $33.4 million in 2016.
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Net loss attributable to ordinary shareholders for 2017 was $121.6 million or $2.48 per share, as compared to a loss of $40.4 million or $2.46 per share in the prior year. Included in net loss attributable to ordinary shareholders is a deemed dividend paid to Series C investors relating to a make-whole provision that was triggered by the Company's IPO amounting to $82.0 million. Adjusting for this one-time extraordinary item, net loss attributable to ordinary shareholders for 2017 would have been $0.81 per share.

•	Operating cash flow for full year of 2017 was negative $5.7 million, narrowed from a negative cash flow of $26.7 million in 2016.

Outlook and Guidance

The Company made changes to its loan origination practices during the first quarter of 2018 in reaction to probable changes in the regulatory environment.  In particular, the Company substantially reduced its facilitation of loans to new borrowers on its platform, and partially subsidized interest rates on loans to certain established long-term borrowers.  Due to these changes, we are re-visiting our growth projections and expect that the impact of slower growth and reduced fees will negatively impact our first quarter 2018 results.  When new regulations are published and our registration is complete, we intend to resume our aggressive rate of growth and will be in a better position to offer full-year guidance.

Conference Call:

The Company will hold a conference call on Tuesday, April 3rd 2018 at 7:00 p.m. U.S. Eastern Time, or 7:00 a.m. Wednesday, April 4th 2018 China Time, to discuss its financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
International:	+1-412-902-4272
Conference ID:	China Rapid Finance call

The replay will be accessible through April 10,2018 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10118405

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinarapidfinance.investorroom.com.

About China Rapid Finance

China Rapid Finance operates a leading online consumer finance marketplace in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decisioning technology to facilitate affordable digital credit for one of the world's largest untapped consumer credit markets: China's 500 million emerging mobile-active consumers. China Rapid Finance operates a pure play marketplace, and does not take credit risk. The Company utilizes its proprietary, mobile-first technology to efficiently select creditworthy consumers for its platform. China Rapid Finance facilitates smaller, shorter-term initial loans to these qualified consumers and then enables larger, longer-term loans for repeat borrowers who demonstrate positive credit behavior. This differentiated strategy positions the platform to attract and retain high quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in the U.S. and China, and is governed by a global board of directors.  For more information, please visit http://ChinaRapidFinance.InvestorRoom.com.

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted profit/(loss) before income tax expense, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that this measurement helps identify underlying trends in our business by excluding the impact of share-based compensation expenses and discretionary payments. We believe that it also provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted profit/(loss) before income tax expense is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net profit/(loss) or other consolidated statements of comprehensive profit/(loss) prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned "Reconciliation of GAAP and Non-GAAP results" set forth at the end of this announcement.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth below is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "may," "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance's financial outlook as well as China Rapid Finance's strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

[1] Repeat borrower rate is defined as the total number of borrowers who borrowed more than one loan on our marketplace since our inception divided by the total number of borrowers on our marketplace since our inception as measured as of the relevant date.

[2] Gross billings on transaction and service fees is defined as transaction and service fees billed to customers, inclusive of related value-added taxes, before deduction of customer acquisition incentives ("CAI").

[3] Customer acquisition incentives ("CAI") are amounts paid to marketplace investors who lend to first-time consumption loan borrowers, and help to attract higher lifetime value prescreened borrowers to the Company's marketplace.

[4] Product development expenses include expenses incurred to facilitate the loan matching business, to gather historical data and borrowing behaviors, as well as to maintain, monitor and manage our transaction and service platform. We recognize website, software and mobile applications development costs in accordance with ASC 350-50 "Website development costs" and ASC 350-40 "Software — internal use software," respectively.